Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INTRODUCES “HARMONY RADIO LITE” SUB-6 GHZ WIRELESS BROADBAND SOLUTION

Fully integrated all-outdoor, Sub-6 GHz, LTE-Ready, microwave system brings cost-effective and easily deployed wireless connectivity for rural deployments, government and private networks, vertical industries, mobile and extended network backhaul.

Ottawa, Canada, March 11, 2013 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced a product addition to its portfolio with the introduction of the Harmony Radio Lite. Harmony Radio Lite is specifically tailored to provide reliable and affordable connectivity to vertical markets, such as public safety, education, healthcare, oil and gas organizations and utilities, as well support growing mobile backhaul demand in rural and suburban communities.

With a form factor of only 7.5 in square including antenna, the sub-6 GHz point-to-point microwave radio supports both licensed and unlicensed spectrum and is ideally suited for non-line-of-sight (NLOS) scenarios where obstructions are found between link endpoints. The unit offers full scalability and is designed within rugged outdoor specifications to ensure reliable performance and longevity in the field. DragonWave will be showcasing the Harmony Lite at IWCE, March 13-14 in Las Vegas, Nevada, booth #2322.

The Harmony Radio Lite is a single, all-outdoor unit and includes standard Ethernet interfaces and an integrated antenna, making it easy to install and bring online. With DragonWave’s comprehensive network management system, the Harmony Radio Lite can easily be configured and monitored remotely, helping lead to a quick return-on-investment for operators. Streamlined functionality is further complimented by low power consumption (under 15W), PoE compatibility, reduced cabling requirements and low delay. Synchronization through 1588v2 and SynchE eliminates the need for an external synchronization source. The high capacity and low latency capabilities of the Harmony Radio Lite make it one of the first LTE-ready NLOS systems.

“DragonWave clearly understands what’s needed to provide cost-effective connectivity for utilities, enterprises and rural municipalities and communities,” said Richard Webb, Directing Analyst of Infonetics Research. “By offering an affordable and easily deployed solution such as the Harmony Radio Lite, verticals and rural deployments can more easily be supported and enhanced utilizing a radio that has extremely notable low latency performance and reliability, while also saving on costs by utilizing unlicensed sub-6 GHz spectrum.”

Harmony Radio Lite links can be deployed using a tree topology, with macrocell traffic aggregation points on rooftops, or with tail, chain or small hub microsites at street level, which reduces interference and offers more flexible network connectivity, as well as simplifying network expansion and helping to ensure protected network architectures.

“Addressing vertical markets and a growing demand for rural and suburban backhaul has driven our product strategy with the introduction of the Harmony Radio Lite,” said Peter Allen, CEO. “The value proposition customers seek is Quality of Service assurance, affordability and ease of deployment and management of the network — we’re confident the Harmony Radio Lite raises the bar by bringing the lowest cost per bit with uncompromised performance.”

About DragonWave Inc.

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024